Exhibit 99.1

Sapiens Reports Q2 2017 Financial Results

Non-GAAP revenue up 30.4% compared to the second quarter of 2016

Holon, Israel, August 7, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the second quarter ended June 30, 2017.

Second Quarter Highlights:

•	GAAP revenue of $69.0 million, up 30.2% compared to $53.0 million in the second quarter of 2016.

•	Non-GAAP revenue of $69.2 million, up 30.4% compared to $53.0 million in the second quarter of 2016.

•	GAAP operating loss totaled $3.0 million, compared to operating income of $6.4 million (12.1% operating margin) in the second quarter of 2016. GAAP operating loss for the second quarter of 2017 included $3.9 million in restructuring and cost reduction plan.

•	Non-GAAP operating profit totaled $3.2 million (4.7% operating margin), compared to $7.4 million (14.0% operating margin) in the second quarter of 2016.

•	GAAP net loss attributable to Sapiens' shareholders totaled $3.6 million or $(0.07) per diluted share compared to net income attributable to Sapiens' shareholders of $5.3 million, or $0.11 per diluted share in the second quarter last year.

•	Non-GAAP net income attributable to Sapiens' shareholders totaled $1.9 million or $0.04 per diluted share compared to net income attributable to Sapiens' shareholders of $6.3 million, or $0.13 per diluted share in the second quarter last year.

•	Cash, cash equivalents as of June 30, 2017 were $46.4 million, with total debt of $38.0 million.

“Sapiens delivered another quarter of double-digit revenue growth, driven by a mix of organic growth and our recent acquisition of StoneRiver,” said Roni Al-Dor, president and CEO of Sapiens. “We witnessed growth across North America, Europe and South Africa. We reported Non-GAAP operating margin of 4.7% which was higher than our guidance of 3-4%. We believe we are on track for continued improvement in our operational profitability.

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Al-Dor continued: “We remain very excited about the StoneRiver acquisition and we have made solid steps in combining our two organizations. To date, each StoneRiver division has been fully merged with its peer division at Sapiens, with all of our U.S. P&C activities now in a single group. The StoneRiver and Sapiens sales departments have been integrated, while adding account managers to grow business with existing clients and our marketing departments has been merged into one. All corporate functions and back-office operations, including IT, finance, legal, HR and purchasing, are now also fully integrated. Meanwhile, Sapiens is planning to further leverage our offshore capabilities to drive additional efficiencies and reduce costs throughout the company. Overall, our integration efforts are proceeding according to plan at this time and Sapiens management believes we are on track for the second half of 2017."

During the quarter, we implemented restructuring and cost reduction plan in total of $3.9 million dollars. The restructuring and cost reduction plan included: integration of StoneRiver, de-emphasis of non-core activities in APAC and efficiency measures post the halted development project. The cost savings primarily include headcount reductions as well as other cost saving measures. We continue to expect restructuring and cost reduction expenses of up to $5 million for the full year 2017.

Al-Dor concluded: “Sapiens is maintaining our guidance for 2017 full year revenues of $265 to $275 million (on a non-GAAP basis). We are also maintaining expectations for operating profit margin 13.5-14.5% in the second half of the year (in each case, on a non-GAAP basis) and our expectations for full-year operating profit margin between 9-10% (on a non-GAAP basis).”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 7 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-407-2553; International: +972-3-918-0685; UK: 0-800-917-5108.

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The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until August 17, 2017, as follows:

North America: 1-866-500-4953; International: +972-3-925-5947.

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition, acquisition-related costs, restructuring and cost reduction plan, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

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To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition, acquisition-related costs, restructuring and cost reduction plan, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of approximately 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

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These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	69,049	53,030	125,583	102,597
Cost of revenue	45,740	31,781	83,128	61,388

Gross profit	23,309	21,249	42,455	41,209

Operating expenses:
Research and development, net	8,952	4,001	15,147	7,254
Selling, marketing, general and administrative	17,343	10,841	31,931	21,297
Total operating expenses	26,295	14,842	47,078	28,551

Operating income (loss)	(2,986)	6,407	(4,623)	12,658

Financial expense (income), net	709	(326)	1,147	(406)
Taxes and other expenses (income), net	(109)	1,468	58	2,926

Net income (loss)	(3,586)	5,265	(5,828)	10,138

Attributable to non-controlling interest	(8)	(68)	(38)	(82)

Net income (loss) attributable to Sapiens' shareholders	(3,578)	5,333	(5,790)	10,220

Basic earnings per share	(0.07)	0.11	(0.12)	0.21

Diluted earnings per share	(0.07)	0.11	(0.12)	0.21

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,124	48,948	49,086	48,883

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,124	49,759	49,086	49,659

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Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Six months ended
	June 30				June 30
	2017		2016		2017		2016
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	69,167	100%	53,030	100%	125,701	100%	102,597	100%
Gross profit	26,389	38.2%	22,726	42.9%	46,859	37.6%	44,300	43.2%
Operating profit	3,217	4.7%	7,426	14.0%	4,915	3.9%	14,774	14.4%
Net income to shareholders	1,927	2.8%	6,251	11.8%	3,111	2.5%	12,237	11.9%
Adjusted EBITDA	4,179	6.0%	8,082	15.2%	6,753	5.4%	16,037	15.6%

Basic earnings per share	0.04		0.13		0.06		0.25
Diluted earnings per share	0.04		0.13		0.06		0.25

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016

North America	28,544	19,465	21,107	19,706	17,601
Europe & South Africa	36,711	32,489	28,292	28,675	26,124
APAC	3,912	4,580	7,714	8,099	9,305

Total	69,167	56,534	57,113	56,480	53,030

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Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

GAAP operating profit (loss)	(2,986)	6,407	(4,623)	12,658

Non-GAAP adjustments:
Amortization of capitalized software	1,235	1,256	2,256	2,665
Amortization of other intangible assets	1,727	495	2,981	1,006
Capitalization of software development	(1,850)	(1,396)	(2,915)	(2,780)
Stock-based compensation	456	482	911	940
Compensation related to acquisition and acquisition-related costs	617	182	2,287	285
Restructuring and cost reduction plan	3,900	-	3,900	-
Valuation adjustment on acquired deferred revenue and long term contract	118	-	118	-

Non-GAAP operating profit	3,217	7,426	4,915	14,774

Depreciation	962	656	1,838	1,263

Adjusted EBITDA	4,179	8,082	6,753	16,037

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
GAAP revenue	69,049	53,030	125,583	102,597
Valuation adjustment on acquired deferred revenue and long-term contract	118		118
Non-GAAP revenue	69,167	53,030	125,701	102,597

GAAP gross profit	23,309	21,249	42,455	41,209
Revenue adjustment	118	-	118	-
Amortization of capitalized software	1,235	1,256	2,256	2,665
Amortization of other intangible assets	1,727	221	2,030	426
Non-GAAP gross profit	26,389	22,726	46,859	44,300

GAAP operating income (loss)	(2,986)	6,407	(4,623)	12,658
Gross profit adjustments	3,080	1,477	4,404	3,091
Capitalization of software development	(1,850)	(1,396)	(2,915)	(2,780)
Amortization of other intangible assets	-	274	951	580
Stock-based compensation	456	482	911	940
Compensation related to acquisition and acquisition-related costs	617	182	2,287	285
Restructuring and cost reduction plan	3,900	-	3,900	-
Non-GAAP operating income	3,217	7,426	4,915	14,774

GAAP net income (loss) attributable to Sapiens' shareholders	(3,578)	5,333	(5,790)	10,220
Operating income (loss) adjustments	6,203	1,019	9,538	2,116
Adjustment to redeemable non-controlling interest	-	37	-	103
Loss on sales of Marketable Securities	-	-	230	-
Other	(698)	(138)	(867)	(202)
Non-GAAP net income attributable to Sapiens' shareholders	1,927	6,251	3,111	12,237

Non-GAAP basic earnings per share	0.04	0.13	0.06	0.25

Non-GAAP diluted earnings per share	0.04	0.13	0.06	0.25

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,124	48,948	49,086	48,883
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,887	49,759	49,906	49,659

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2017	2016
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	46,416	60,908
Trade receivables, net	50,026	34,684
Other receivables and prepaid expenses	8,612	6,389
Marketable securities	-	18,220

Total current assets	105,054	120,201

LONG-TERM ASSETS
Marketable securities	-	17,228
Property and equipment, net	10,435	9,807
Severance pay fund	4,380	4,041
Goodwill and intangible assets, net	224,570	101,951
Other long-term assets	3,270	4,623
Total long-term assets	242,655	137,650

TOTAL ASSETS	347,709	257,851

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	7,566	6,562
Accrued expenses and other liabilities	48,344	32,049
Deferred revenue	24,297	9,137
Current maturities of long-term loans	8,000	-
Total current liabilities	88,207	47,748

LONG-TERM LIABILITIES
Other long-term liabilities	23,246	9,864
Long Term Loans	30,000	-
Accrued severance pay	5,398	4,940

Total long-term liabilities	58,644	14,804

REDEEMABLE NON-CONTROLLING INTEREST	908	908

EQUITY	199,950	194,391

TOTAL LIABILITIES AND EQUITY	347,709	257,851

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30
	2017	2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	(5,876)	10,138
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,075	4,934
Amortization of premium, accrued interest and loss on sales of marketable securities	509	(262)
Stock-based compensation related to options issued to employees	911	940

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(3,236)	(1,599)
Deferred tax assets	(1,662)	52
Other operating assets	928	(980)
Trade payables	(512)	1,574
Other operating liabilities	1,643	(50)
Deferred revenues	7,241	4,401
Severance pay	30	(10)

Net cash provided by operating activities	7,051	19,138

Cash flows from investing activities:
Purchase of property and equipment	(1,102)	(2,013)
Purchase of marketable securities, net of interest received	-	(2,359)
Proceeds from sales of marketable securities	35,369	2,677
Payments for business acquisition, net of cash acquired	(94,951)	-
Capitalized software development costs	(2,915)	(2,780)

Net cash used in investing activities	(63,599)	(4,475)

Cash flows from financing activities:
Proceeds from employee stock options exercised	385	686
Payment to shareholders in respect of acquisition	-	(1,440)
Loan received net of Repayment of loan	37,974	-
Distribution of dividend	-	(8,809)

Net cash provided by (used in) financing activities	38,359	(9,563)

Effect of exchange rate changes on cash and cash equivalents	3,697	820

Increase (decrease) in cash and cash equivalents	(14,492)	5,920
Cash and cash equivalents at the beginning of period	60,908	54,351

Cash and cash equivalents at the end of period	46,416	60,271

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